EXHIBIT 99.8 Media Release Rio Tinto and AMG Metals & Materials to assess low-carbon aluminium project in India 17 April 2025 Rio Tinto and AMG Metals & Materials (AMG M&M), an energy transition solutions provider, have signed a Memorandum of Understanding (MOU) to jointly assess the feasibility of developing an integrated low-carbon aluminium project powered by renewable energy in India. AMG M&M is promoted by the two founders of Greenko and AM Green. Together, the parties will consider the potential development of up to a 1 million tonnes per annum (Mtpa) primary aluminium smelter and 2 Mtpa of alumina production, both powered by renewable wind and solar energy firmed by pumped hydro storage. The development will comprise a study to evaluate a potential first phase 500,000 tonnes per annum primary aluminium smelter in a favourable location in India. Rio Tinto Aluminium Chief Executive Jérôme Pécresse said: “This study is an important step in our ambition to grow our global, low-carbon aluminium footprint while exploring new project delivery approaches and opportunities in emerging markets. Partnering with AMG Metals & Materials enables us to assess how we can develop low-cost responsible aluminium production powered by renewable energy. With its rapid economic growth and strategic position, India is a compelling location for this potential project and aligns with our long-term vision for a globally more diverse and resilient aluminium business.” As part of the study, AMG M&M will examine a firmed renewable energy solution with Greenko, while Rio Tinto will explore a commercial alumina solution. The study will also assess smelting technology options to determine the most cost-effective solution for the project. Group President of AMG Metals & Materials and Greenko Mahesh Kolli said: “Over the last few years, we have been able to deliver a multitude of decarbonization solutions comprising electricity, molecules, chemicals and fuels. We are excited to expand that further to the materials space. This MOU could deliver much needed low-carbon metal at scale to propel decarbonization initiatives in global supply chains across auto, construction, consumer packaging and many more segments.”

Media Release About AMG Metals & Materials AMG Metals & Materials is incorporated by Anil Chalamalasetty and Mahesh Kolli, the founders of Greenko Group, one of India’s leading energy transition solutions providers, and AM Green, a global decarbonization solution provider. Greenko has a near-term operational renewable energy capacity of 10 GW across solar, wind and hydro and is building 100 GWh of single cycle storage capacity across India. AM Green is developing low-carbon ammonia projects across multiple locations in India with a goal to reach 5 Mtpa of green ammonia capacity by 2030. Its first plant currently under construction in Kakinada with a projected capacity of 1 Mtpa of green ammonia will be one of the world’s largest RFNBO compliant green ammonia facilities, supporting efforts to achieve net zero targets both in India and OECD markets. AM Green is also developing production capabilities for other net zero molecules and chemicals including green caustic soda, e-methanol, olefins & biofuels for decarbonization in hard to abate industries. Further information at www.amgreen.com View source version on businesswire.com: https://www.businesswire.com/news/home/20250416657643/en/ AMG Metals & Materials Suheil Imtiaz, Public Affairs & Strategic Communication suheil.m@amgreen.com

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